Exhibit E-2

FOR IMMEDIATE RELEASE



                     EIDOS PLC ANNOUNCES FINANCIAL RESULTS
               FOR THE THREE MONTHS AND YEAR ENDED MARCH 31, 2001


LONDON, May 31, 2001 - Eidos plc (NASDAQ: EIDSY), one of the world's leading publishers and developers of entertainment software, announced today results for the quarter and year ended March 31, 2001. Net revenue was (L)22.6 million ($32.1 million) for the quarter and (L)143.5 million ($203.8 million) for the full year, a decrease of 26% on the previous year. On a U.S. GAAP basis the Group had a pre exceptional loss before tax for the quarter ended March 31, 2001 of (L)26.9 million ($38.3 million) bringing the total for the year to
(L)40.9 million ($58.1 million) compared to a pre exceptional loss before tax of (L)30.6 million in 2000. This resulted in a loss per share of 27.0p (38.3c) for the quarter and 92.9p (131.9c) for the full year compared to an EPS of 24.1p last year.

Business Highlights

o 20 new titles launched in year, with 8 shipping in excess of 350,000 units

o "Who Wants To Be A Millionaire?" ships close to two million units in the U.K. and Germany, making it both the best and fastest selling game in U.K. history.

o Publishing deal for rights to both sequel and junior versions of "Who Wants To Be A Millionaire?" signed with Celador International.

o       David Adams joins Board as Non Executive Director

o       1 for 3 rights issue announced

Commenting on these results Ian Livingstone, Chairman, stated:

Review of Operations

The Group experienced a challenging period in the year ended 31 March 2001. The hiatus in demand for entertainment software by consumers awaiting deliveries of the next generation of consoles has led to a disappointing financial performance both for ourselves and many other leading publishers of interactive video games. This was exacerbated by price and margin erosion. We started the year with a significantly oversupplied retail channel having achieved lower than anticipated sales of our video games during the 1999 Christmas period and in the January to March 2000 quarter. Clearing this excess inventory position required us to make an exceptional provision to cover returns of video games not sold by the retail channel. We have also had to provide as an exceptional item for the write off of our investment in Express.com, Inc. Express.com, Inc. which proved unable to sustain its business model in the face of the widely reported downturn experienced by business to consumer online companies. In addition the Company incurred costs in respect of the aborted bid talks. These 3 exceptional items require us to write off a total of (L)54.1 million during the year.

The underlying trading results of the company have also been disappointing. The combination of a depressed level of demand, retail channel led margin pressure and the decision to defer certain key game launches until the current financial year resulted in a loss before taxation, goodwill amortisation and exceptional items, of (L)26.1m. The decision to defer the release of certain PlayStation 2 titles until the current financial year was taken to allow the installed base of such consoles to increase following manufacturing difficulties and delays initially encountered by Sony.

The disappointing financial results mask a year in which the group continued to achieve a good performance in its publishing activities. 20 new games, 4 less than in 2000, were released during the year. Two titles sold significantly in excess of 1 million units: "Who Wants To Be A Millionaire?" and Tomb Raider: Chronicles. "Who Wants To Be A Millionaire?" became the fastest selling title to reach 1 million units sold in the U.K. and is now the biggest selling title in U.K. chart history, ahead of Tomb Raider 2 and Tomb Raider. A German
                                      E2-1
version of "Who Wants To Be A Millionaire?" was released in the January to March 2001 quarter. We have since shipped in excess of 200,000 units to that market, making it the biggest selling game on the PC and PlayStation formats in the 2001 year to date.

We have had further success with other titles during the year. Championship Manager and Sydney 2000 both shipped in excess of 350,000 units during the year. The performance of Deus Ex from Ion Storm Austin and our first PlayStation 2 title, TimeSplitters, has been encouraging, with both winning critical acclaim during the year. We believe both titles have the potential to develop into compelling franchises for the future.

Overall, turnover for the full year decreased by 17.7% from (L)194.8 million to (L)160.4 million, before the exceptional charge incurred in respect of returns. Pre exceptional operating losses were (L)39.5m after goodwill amortisation of (L)16.1 million compared to operating losses of (L)26.8m after goodwill of (L)13.4m in the previous year. The pre exceptional loss per share was 41.7p (2000: loss per share of 31.3p). Excluding goodwill and exceptionals, the loss per share was 26.2p for the year (2000: loss per share of 17.5p).

Before the exceptional charge to turnover, gross margin was 49.0% for the year compared to 54.9 % last year. The group undertook a comprehensive program in the fourth quarter to reduce its exposure to further write downs of retail channel and warehouse inventories in future periods. This has been at the cost of reducing margins for the quarter and this has also contributed to reducing margins for the year. Nevertheless the Board believes this was a prudent measure given the current climate and that ultimately it should help the Group return to more normal levels of margin in the future.

Selling and Marketing

Advertising costs for the year were (L)19.3 million (12.1% of pre exceptional turnover) compared to (L)25.2 million (12.9% of turnover) in 2000. The level of expenditure relative to turnover has fallen in the period partly as a result of reduced expenditure on TV advertising in anticipation of lower volumes. The Group has also been able to realise savings from certain key brands and franchises such as "Who Wants to be A Millionaire?", which can deliver outstanding levels of success with lower levels of marketing support due to the strength of their brand awareness in the marketplace.

The fixed element of selling and marketing costs was down 9.4% to (L)19.2 million compared to (L)21.2 million in the prior year. The lower amortisation of promotional licences reported on earlier in the year was effectively reversed in the final quarter with a (L)2.0m charge arising from the accelerated amortisation of certain prepaid licence fees. Overall, however, this one off charge was offset by savings generated from the disposal or termination of non-core activities and by the imposition of tighter controls on expenditure in the remaining publishing businesses.

Research and Development

Research and development represents the Company's investment in product development of (L)42.4 million (2000: (L)47.2 million). Included in this category is pure research and development of (L)0.4 million (2000: (L)2.2 million). The reduction in product development expenditure reflects the increasing emphasis on internally developed titles and the leveraging of established franchises onto new hardware platforms in the product pipeline. This pipeline includes (L)30.5 million (1999: (L)19.7 million) invested in more than 30 titles to be released over the next two years. The termination of certain non-core activities has led to the decrease in pure research and development expenditure.

General and Administrative

Pre exceptional charges, general and administrative costs excluding goodwill of (L)10.9 million, were (L)22.0 million (13.7% of turnover), compared to
(L)27.3 million in 2000 (14.0% of turnover). This reduction is largely the result of the greater control of staff costs and other corporate costs in the year. The continued drive to reduce general and administrative costs remains a priority for the Group.

                                      E2-2

Financing and Cashflow

At the year end Eidos had gross cash balances of (L)28.4m (2000: (L)103.4m) and gross debt of (L)18.9m (2000: (L)80.6m). (L)10.0m of the year-end cash balance was subsequently used to settle the final instalment of tax arising from the sale of Opticom shares which occurred in the year to 31 March 2000.

The net cash inflow from operating activities was (L)1.9 million compared to a net outflow of (L)28.5 million in 2000.

Taxation

The taxation charge of (L)1.0m comprises (L)0.6m in respect of current year's trading and (L)0.4m in respect of adjustments to prior year's provisions. The current year's charge arises entirely from the profitability of certain of the Group's overseas subsidiaries and joint ventures. Certain countries have incurred losses for which no credit has been given in the current year and which should be available in future years.

Board and Management

On 1 November 2000 we were delighted to announce that Mike McGarvey was appointed Chief Executive of the Group. We also had pleasure in announcing that David Adams was appointed a Non-executive Director on 9 May 2001. David is the Group Finance Director of House of Fraser Plc, a position he has held since 1997. In addition, the Company is currently in talks with an individual which may or may not result in his appointment as Finance Director in the near future.

Current trading, prospects

The period since the end of the Company's financial year is typically a quiet sales period for the Group. This year has been no exception and trading has been in line with our expectations. Looking forward to the remainder of the current financial year, the Group intends to release a portfolio of 20 titles, representing 33 SKUs, on the following platforms: 2 on PlayStation, 11 on PS2, 7 on Xbox, 1 on Dreamcast and 12 on PC.

Within this portfolio of releases are 6 titles that we believe could develop into exciting franchises. In addition, 11 titles are sequels to previously successful games and include: Who Wants To Be A Millionaire 2, Championship Manager 01/02, Commandos 2, Soul Reaver 2, Kain Blood Omen 2 and Winter Olympics. We have made the decision not to release a Tomb Raider title in this financial year. Instead we are investing significant time and resources so that the next iteration of the Tomb Raider franchise will utilise the enhanced features of the next generation consoles and enhance the quality of the franchise. The Tomb Raider film is due for release by Paramount in June (U.S.) and July (U.K.) and we expect this will build further awareness of the franchise in the mass market. As at 31 May 2001, we have more than 30 titles in development for release over the next 18 to 24 months.

The North American and European launch dates for the next generation consoles have now all been announced or indicated by the relevant manufacturers. The Directors believe this will lead to a return to the strong historic growth rates previously achieved by sales of consoles and the associated entertainment software. Given this background and the exciting line up of titles due for release, the Directors are confident of the Group's prospects for the year ahead.

Employees

We would like to thank all Eidos employees for their hard work, dedication and enthusiasm during a challenging year.

Commenting on these results Michael McGarvey, Chief Executive Officer, said:

"The Group's financial results in the year to 31 March 2001 were adversely affected by a combination of the cyclical downturn in the market which has characterised the transition to the new generation platforms, margin pressure resulting from an over supplied retail channel and the write off of our investment in Express.com. In addition, we delayed the release of certain PlayStation 2 titles until the current financial year to allow the installed base of such consoles to increase. Notwithstanding these challenges, we achieved some notable successes with
                                      E2-3
our publishing schedule, in particular with "Who Wants To Be A Millionaire?", which has now become the best selling title in U.K. chart history.

During the year the Group embarked upon a far-reaching strategic review of the Group's operations. As a result of this we have implemented a wide ranging cost reduction programme which we anticipate will lead to further fixed cost reductions in the current financial year. We have also taken the decision to shift an increasing proportion of our development resources to in-house development teams and focus our efforts on new titles which we believe will generate substantial potential sales and on our proven franchise properties.

The Group has announced today a rights issue to raise (L)51.7m of new capital, net of expenses. We believe that the Group, following the successful completion of the Rights Issue, will be correctly positioned both in terms of its financial resources, origination and publishing profile to take advantage of the improved market conditions which we and many other industry participants expect now that the next generation consoles are becoming well established in the marketplace."

                                      E2-4

EIDOS plc

                                                    U.S. GAAP                                         U.S. GAAP
                                           Three months ended March 31,                          Year ended March 31,
----------------------------------------------------------------------------------------------------------------------------------
                                               2001                     2000                     2001                     2000
----------------------------------------------------------------------------------------------------------------------------------
                                      $000*           (L)000           (L)000           $000*           (L)000           (L)000
----------------------------------------------------------------------------------------------------------------------------------
 Net sales before exceptional
  items ......................           37,711           26,557          53,275          241,414          170,010         201,677
----------------------------------------------------------------------------------------------------------------------------------
 EBITDA before exceptional
  items ......................          (30,835)         (21,715)        (10,837)         (30,719)         (20,600)         (8,584)
----------------------------------------------------------------------------------------------------------------------------------
 Loss before tax and before
  exceptional items ..........          (38,254)         (26,940)        (17,875)         (58,089)         (40,908)        (30,614)
----------------------------------------------------------------------------------------------------------------------------------
 Exceptional items............               --               --              --          (76,887)         (54,146)             --
----------------------------------------------------------------------------------------------------------------------------------
 Profit/(loss) after
  exceptional items ..........          (39,711)         (27,965)         36,294         (136,755)         (96,306)         23,392
----------------------------------------------------------------------------------------------------------------------------------
 (Loss)/Earnings per share....           (38.3c)          (27.0p)          35.2p          (131.9c)          (92.9p)          24.1p
----------------------------------------------------------------------------------------------------------------------------------
 (Loss)/Earnings per share
  before goodwill ............           (32.5c)          (22.9p)          41.8p          (109.4c)          (77.1p)          39.2p
----------------------------------------------------------------------------------------------------------------------------------
 Diluted (Loss)/Earnings per
  share ......................           (38.3c)          (27.0p)          33.8p          (131.9c)          (92.9p)          22.1p
----------------------------------------------------------------------------------------------------------------------------------
 Weighted Average Shares......                   103,754,725         103,132,379                   103,647,327          97,221,713
----------------------------------------------------------------------------------------------------------------------------------
 Weighted Average Diluted
  Shares .....................                   105,541,411         107,438,424                   105,968,716         106,818,292


* The Company's financial statements are expressed in Pounds Sterling. References to `Pounds Sterling' or `(L)' are to the currency of the United Kingdom and references to `$', `U.S. dollars' or `U.S.$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into U.S. dollars have been made at the rate of $1.42 to (L)1.00, the exchange rate published by Datastream for March 31, 2001.

Certain statements contained in this press release may be deemed forward-looking, and involve a number of risks and uncertainties. The Company's actual results may differ materially from the expectations expressed in such forward looking statements. Among the factors that could cause actual results to differ materially are world-wide business and industry conditions, including consumer buying and retailer ordering patterns, product delays, changes in research and development spending, company consumer relations, in particular, levels of sales to mass merchants, retail acceptance of the company's published and third party titles, competitive conditions and other risks detailed, from time to time, in the company's SEC filings, including, but not limited to, the Company's form 20-F for the period ended March 31, 2000.

The consolidated financial information as set out above, which is audited, has been prepared on the basis of the accounting policies set out in the Eidos Plc annual report for the year ended 31 March 2001.

This announcement does not constitute an offer of securities for sale in the United States or any other jurisdiction where to do so would be illegal. The securities have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the
United States unless they are registered with the U.S. Securities and Exchange Commission pursuant to an exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.
Contact:
Mike McGarvey, CEO:                                        0011 44 20 8636 3000
Jonathan Glass/Sara Musgrave, Brunswick:                   0011 44 20 7404 5959
Brad Edwards, Brainerd Communicators:                          001 212 986 6667

                                      E2-5

EIDOS plc
Consolidated Statements of Operations Reconciled to U.S. GAAP for the quarter and year ended March 31, 2001

                                                        Three months ended March 31,                         Year ended March 31,
                                             -----------------------------------------    -----------------------------------------
U.K. GAAP                                       2001           2001           2000           2001           2001           2000
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                $000          (L)000         (L)000          $000          (L)000         (L)000
Turnover: Group and share of joint
  ventures'..............................         35,868         25,259         54,632        241,069        169,767        203,265
Less: exceptional returns provisions.....             --             --             --        (23,998)       (16,900)            --
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                  35,868         25,259         54,632        217,071        152,867        203,265
Less: share of joint ventures' turnover..         (3,735)        (2,630)        (2,423)       (13,311)        (9,374)        (8,464)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Group turnover - continuing operations...         32,133         22,629         52,209        203,760        143,493        194,801
Costs of goods sold......................        (30,712)       (21,628)       (34,025)      (116,045)       (81,722)       (87,908)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Gross profit.............................          1,421          1,001         18,184         87,715         61,771        106,893
                                             -----------    -----------    -----------    -----------    -----------    -----------
Selling and marketing....................        (12,367)        (8,709)       (12,381)       (54,666)       (38,497)       (46,380)
Research and development.................        (15,394)       (10,841)       (11,485)       (60,212)       (42,403)       (47,173)
General and administrative
 Goodwill amortisation ..................         (3,958)        (2,787)        (2,467)       (15,499)       (10,915)        (9,973)
Other....................................         (4,313)        (3,038)        (6,919)       (32,560)       (22,929)       (27,255)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Operating expenses.......................        (36,032)       (25,375)       (33,252)      (162,937)      (114,744)      (130,781)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Group operating loss - continuing
  operations.............................        (34,611)       (24,374)       (15,068)       (75,222)       (52,973)       (23,888)
Joint venture operating profit/(loss)....             (7)            (5)           (36)         1,244            876            532
Joint venture goodwill amortisation......         (2,164)        (1,524)        (1,298)        (7,372)        (5,192)        (3,475)
                                             -----------    -----------    -----------    -----------    -----------    -----------
-----------------------------------------------------------------------------------------------------------------------------------
| Total operating loss before operating                                                                                            |
|  exceptionals...........................        (36,782)       (25,903)       (16,402)       (56,020)       (39,451)     (26,831)|
|  Operating exceptionals...................             --             --             --        (25,330)       (17,838)        -- |
-----------------------------------------------------------------------------------------------------------------------------------
Total operating loss.....................        (36,782)       (25,903)       (16,402)       (81,350)       (57,289)       (26,831)
Profit/(loss) on investments.............             62             44         80,236        (51,557)       (36,308)        80,236
Net interest and similar charges.........         (3,533)        (2,488)        (1,967)        (3,921)        (2,761)        (4,130)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Profit/(loss) on ordinary activities
  before tax.............................        (40,253)       (28,347)        61,867       (136,828)       (96,358)        49,275
Taxation.................................         (1,379)          (971)       (25,091)        (1,379)          (971)       (24,072)
                                             -----------    -----------    -----------    -----------    -----------    -----------
Net profit/(loss) after tax (prepared
  under U.K. GAAP).......................        (41,632)       (29,318)        36,776       (138,207)       (97,329)        25,203
                                             -----------    -----------    -----------    -----------    -----------    -----------
Earnings/(loss) per share................         (40.2c)        (28.3p)         35.7p        (133.3c)        (93.9p)         25.9p
Earnings/(loss) per share before
  goodwill...............................         (34.2c)        (24.1p)         39.3p        (111.3c)        (78.4p)         39.8p
Diluted Earnings/(loss) per share........         (40.2c)        (28.3p)         34.2p        (133.3c)        (93.9p)         23.8p



                                      E2-6

EIDOS plc

Consolidated Statements of Operations Reconciled to U.S. GAAP for the quarter and year ended March 31, 2001 (continued)

                                                        Three months ended March 31,                         Year ended March 31,
                                             -----------------------------------------    -----------------------------------------
Reconciliation to U.S. GAAP                     2001           2001           2000           2001           2001           2000
                                             -----------    -----------    -----------    -----------    -----------    -----------
                                                $000          (L)000         (L)000          $000          (L)000         (L)000
Net profit after tax (prepared under
  U.K. GAAP).............................        (41,632)       (29,318)        36,776       (138,207)       (97,329)        25,203
Amortisation of goodwill - group.........            321            226            204          1,258            886            809
Amortisation of goodwill - associates....           (213)          (150)          (633)        (1,731)        (1,219)        (1,567)
Full consolidation of joint venture......             41             29           (129)           153            108           (129)
Deferred bank charges....................          1,775          1,250             --          1,775          1,250             --
Revenue recognition......................             --             --           (938)            --             --           (938)
Deferred tax.............................             --             --           (993)            --             --         (1,993)
Amount written off investments...........             --             --          2,007             --             --          2,007
                                             -----------    -----------    -----------    -----------    -----------    -----------
Net profit in accordance with U.S. GAAP..        (39,708)       (27,963)        36,294       (136,752)       (96,304)        23,392
                                             -----------    -----------    -----------    -----------    -----------    -----------
Earnings per share in accordance with
  U.S. GAAP..............................
Basic earnings/(loss) per share..........         (38.3c)        (27.0p)         35.2p        (131.9c)        (92.9p)         24.1p
Diluted earnings/(loss) per share........         (38.3c)        (27.0p)         33.8p        (131.9c)        (92.9p)         22.1p



Notes:

1. The Company's financial statements are expressed in Pounds Sterling. References to `Pounds Sterling' or `(L)' are to the currency of the United Kingdom and references to `$', `U.S. dollars' or `U.S.$' are to United States currency. Solely for convenience this press release contains translations of certain Pounds Sterling amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the Pounds Sterling amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated or any other rate. Unless otherwise indicated, the translations of Pounds Sterling amounts into U.S. dollars have been made at the rate of $1.42 to (L)1.00, the exchange rate published by Datastream for March 31, 2001.

2. Under U.K. GAAP, an alternative profit and loss account format was presented to show the effect of one-off or `exceptional', charges in the period. Details of these exceptional charges are explained in the annual report for the year ended 31 March 2001. These exceptional items do not meet the definition of "Extraordinary items" under U.S. GAAP. Any commentary in this press release relating to "exceptional items" should therefore be read for U.S. GAAP purposes as an "unusual item".

                                      E2-7

EIDOS plc

Consolidated Balance Sheets Reconciled to U.S. GAAP

U.K. GAAP                                                                            March 31, 2001                 March 31, 2000
                                                                           ------------------------------------    ----------------
                                                                                 $000               (L)000              (L)000
Fixed assets
Intangible assets......................................................               9,598               6,759              16,035
Tangible assets........................................................               6,382               4,495               6,022
Investments
 Joint ventures - share of net assets .................................               3,458               2,435               1,840
 Joint ventures - goodwill ............................................              10,051               7,078              12,270
 Other investments ....................................................               3,732               2,628              38,081
                                                                           ----------------    ----------------    ----------------
                                                                                     17,241              12,141              52,147
                                                                           ----------------    ----------------    ----------------
Total fixed assets.....................................................              33,221              23,395              74,248
                                                                           ----------------    ----------------    ----------------
Current Assets
Stocks.................................................................               4,424               3,115              13,286
Debtors................................................................              44,572              31,389              77,665
Cash at bank and in hand...............................................              40,264              28,355             103,449
                                                                           ----------------    ----------------    ----------------
Total current assets...................................................              89,260              62,859             194,400
Creditors: amount falling due within one year..........................             (75,713)            (53,319)           (139,976)
                                                                           ----------------    ----------------    ----------------
Net current assets.....................................................              13,547               9,540              54,424
                                                                           ----------------    ----------------    ----------------
Total assets less current liabilities..................................              46,768              32,935             128,672
                                                                           ----------------    ----------------    ----------------
Creditors due after more than one year:................................              (3,292)             (2,318)             (2,253)
                                                                           ----------------    ----------------    ----------------
Net assets.............................................................              43,476              30,617             126,419
                                                                           ================    ================    ================
Capital and reserves
Called up share capital................................................               2,952               2,079               2,071
Share premium account..................................................             121,867              85,822              85,034
Other reserves.........................................................               1,004                 707                 707
Profit and loss account................................................             (82,347)            (57,991)             38,607
                                                                           ----------------    ----------------    ----------------
Equity shareholders' funds.............................................              43,476              30,617             126,419
                                                                           ================    ================    ================


                                      E2-8

EIDOS plc

Reconciliation to U.S. GAAP                                                          March 31, 2001                 March 31, 2000
                                                                           ------------------------------------    ----------------
                                                                                 $000               (L)000              (L)000
Shareholders' funds (prepared under U.K. GAAP).........................              43,476              30,617             126,419
Goodwill...............................................................              19,357              13,632              13,632
Less in process research and development...............................              (3,363)             (2,368)             (2,368)
Less amortisation......................................................             (16,495)            (11,617)            (12,503)
                                                                           ----------------    ----------------    ----------------
                                                                                       (501)               (353)             (1,239)
                                                                           ----------------    ----------------    ----------------
Investment in associates - net assets..................................                 290                 204                 204
Investment in associates - goodwill....................................              10,102               7,114               7,114
Less amortisation......................................................              (9,409)             (6,626)             (5,407)
                                                                           ----------------    ----------------    ----------------
                                                                                        983                 692               1,911
                                                                           ----------------    ----------------    ----------------
Unrealised appreciation of other investments...........................              20,142              14,185              40,665
Deferred tax...........................................................              (6,015)             (4,236)            (12,200)
                                                                           ----------------    ----------------    ----------------
                                                                                     14,127               9,949              28,465
                                                                           ----------------    ----------------    ----------------
Full consolidation of joint venture company............................                 (27)                (19)               (129)
Revenue recognition....................................................              (1,332)               (938)               (938)
Deferred bank charges..................................................               1,775               1,250                  --
                                                                           ----------------    ----------------    ----------------
                                                                                        416                 293              (1,067)
                                                                           ----------------    ----------------    ----------------
Shareholders' funds in accordance with
  U.S. GAAP............................................................              58,501              41,198             154,489
                                                                           ================    ================    ================


Notes:

1. Eidos plc is registered in England and Wales (number 2501949) and its registered office is Wimbledon Bridge House, 1 Hartfield Road, Wimbledon, London SW19 3RU.

                                      E2-9

EIDOS plc
Consolidated Statements of Cash Flow

                                                                                     March 31, 2001                 March 31, 2000
                                                                           ------------------------------------    ----------------
                                                                                 $000               (L)000              (L)000
Net cash (outflow)/inflow from operating activities....................               2,681               1,888             (28,467)
Dividends from joint ventures and associates
Dividends received.....................................................                 193                 136                  --
                                                                           ----------------    ----------------    ----------------
                                                                                        193                 136                  --
                                                                           ----------------    ----------------    ----------------
Returns on investments and servicing of finance
Interest received......................................................               1,153                 812               1,090
Bank interest paid.....................................................              (5,047)             (3,554)             (2,630)
Bond interest paid.....................................................                  --                  --                (652)
Other interest paid....................................................                  (3)                 (2)                (44)
Interest paid on finance leases........................................                 (34)                (24)               (245)
                                                                           ----------------    ----------------    ----------------
                                                                                     (3,931)             (2,768)             (2,481)
                                                                           ----------------    ----------------    ----------------
Taxation
U.K. tax paid..........................................................             (18,267)            (12,864)            (10,830)
Overseas tax paid......................................................                 415                 292              (5,965)
                                                                           ----------------    ----------------    ----------------
                                                                                    (17,852)            (12,572)            (16,795)
                                                                           ----------------    ----------------    ----------------
Capital expenditure and financial investment
Purchase of tangible fixed assets......................................              (2,606)             (1,835)             (3,602)
Sale of tangible fixed assets..........................................               1,599               1,126                  87
Purchase of other investments..........................................                  --                  --             (36,555)
Sale of other investments..............................................                (173)               (122)             91,505
                                                                           ----------------    ----------------    ----------------
                                                                                     (1,180)               (831)             51,435
                                                                           ----------------    ----------------    ----------------
Acquisitions and disposals
Purchase of subsidiary undertakings....................................                  --                  --             (14,327)
Purchase of joint undertakings.........................................                  --                  --             (17,945)
                                                                           ----------------    ----------------    ----------------
                                                                                         --                  --             (32,272)
                                                                           ----------------    ----------------    ----------------
Net cash outflow before financing......................................             (20,089)            (14,147)            (28,580)
Financing
Issue of ordinary share capital........................................               1,130                 796               3,964
Capital element of finance lease rental payments.......................                (389)               (274)               (370)
                                                                           ----------------    ----------------    ----------------
                                                                                        741                 522               3,594
                                                                           ----------------    ----------------    ----------------
Decrease in cash in the period.........................................             (19,348)            (13,625)            (24,986)
                                                                           ================    ================    ================


Notes:

2. Net cash inflow from operating activities is derived from operating loss of (L)52,973,000 (2000: loss (L)23,888,000) adjusted for loss on disposal of fixed assets of (L)233,000 (2000: nil), depreciation of (L)2,428,000 (2000: (L)3,150,000), goodwill amortisation and write offs of
    (L)10,915,000 (2000: (L)10,479,000) and a decrease in working capital of
    (L)41,285,000 (2000: increase (L)18,208,000).

                                     E2-10

     EIDOS plc Statistical Information for the Period Ended March 31, 2001
                            Geographical Revenue Mix
                                  (Unaudited)


                                                                                              Quarter
                                                                 ------------------------------------------------------------------
                                                                        March 31, 2001                     March 31, 2000
                                                                 -------------------------------    -------------------------------
                                                                        (L)000s     % of Total         (L)000s         % of Total
North America................................................             1,657             7.3%            13,640            26.1%
U.K./Europe..................................................            18,495            81.7%            35,127            67.3%
Rest of World................................................             2,477            11.0%             3,442             6.6%
                                                                  -------------    -------------     -------------    -------------
                                                                         22,629           100.0%            52,209           100.0%
                                                                  -------------    -------------     -------------    -------------


                                                                                                Year
                                                                 ------------------------------------------------------------------
                                                                        March 31, 2001                     March 31, 2000
                                                                 -------------------------------    -------------------------------
                                                                    (L)000s         % of Total         (L)000s         % of Total
North America................................................            35,468            24.7%            63,719            32.7%
U.K./Europe..................................................            92,820            64.7%           119,868            61.5%
Rest of World................................................            15,205            10.6%            11,214             5.8%
                                                                  -------------    -------------     -------------    -------------
                                                                        143,493           100.0%           194,801           100.0%
                                                                  -------------    -------------     -------------    -------------


                                                                                                      Percentage        Percentage
                                                                                                        Change            Change
                                                                                                        Quarter            Year
                                                                                                     -------------     -------------
North America ...................................................................................          (87.9)%           (44.3)%
U.K./Europe .....................................................................................          (47.3)%           (22.6)%
Rest of World ...................................................................................          (28.0)%             35.6%
                                                                                                     -------------     -------------
                                                                                                           (56.7)%           (26.3)%
                                                                                                     -------------     -------------


                                     E2-11

                   Platform Revenue Mix (Games Revenue only)
                                  (Unaudited)


                                                                                              Quarter
                                                                 ------------------------------------------------------------------
                                                                                March 31, 2001                     March 31, 2000
                                                                 -------------------------------    -------------------------------
                                                                        (L)000s     % of Total         (L)000s         % of Total
Console......................................................             4,453            76.1%            48,943            96.0%
PC...........................................................             1,398            23.9%             2,024             4.0%
                                                                  -------------    -------------     -------------    -------------
                                                                          5,851           100.0%            50,967           100.0%
                                                                  -------------    -------------     -------------    -------------


                                                                                                Year
                                                                 ------------------------------------------------------------------
                                                                                March 31, 2001                     March 31, 2000
                                                                 -------------------------------    -------------------------------
                                                                    (L)000s         % of Total         (L)000s         % of Total
Console......................................................            74,946            60.6%           134,838            70.9%
PC...........................................................            48,787            39.4%            55,342            29.1%
                                                                  -------------    -------------     -------------    -------------
                                                                        123,733           100.0%           190,180           100.0%
                                                                  -------------    -------------     -------------    -------------


                                                                                                      Percentage        Percentage
                                                                                                        Change            Change
                                                                                                        Quarter            Year
Console .........................................................................................          (90.9)%           (44.4)%
PC ..............................................................................................          (30.9)%           (11.8)%
                                                                                                     -------------     -------------
                                                                                                           (88.5)%           (34.9)%
                                                                                                     -------------     -------------


                                     E2-12